SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and Amendments Thereto Filed Pursuant To 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. ) *

       TAL Education Group

(Name of Issuer)

Class A Common Shares, US$0.001 par value per share

(Title of Class of Securities)

G8663P 108

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8663P 108	13G	Page 2 of 10 Pages

1	Name Of Reporting Person Perfect Wisdom International Limited
2	Check the Appropriate Box if a Member of a Group	(a)	☐
		(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power

8,812,500 (1) common shares, (represented by 8,812,500 Class B common shares, which may be converted into 8,812,500 Class A common shares within 60 days of the filing date).  Yachao Liu may also be deemed to have sole voting power with respect to the above shares.

	6	Shared Voting Power 0
7

Sole Dispositive Power

8,812,500 (1) common shares, (represented by 8,812,500 Class B common shares, which may be converted into 8,812,500 Class A common shares within 60 days of the filing date).  Yachao Liu may also be deemed to have sole dispositive power with respect to the above shares.

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,812,500 (1) common shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11	Percent of Class Represented by Amount in Row 9 26.9%(1)(2)

CUSIP No. G8663P 108	13G	Page 3 of 10 Pages

12	Type of Reporting Person CO
_____________________
(1)
Consisting of 8,812,500 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company. Each Class B common share is convertible at the option of the holder into one Class A common share. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common share is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

(2)	Assumes conversion of all such reporting person's Class B common shares into Class A common shares.

CUSIP No. G8663P 108	13G	Page 4 of 10 Pages

1			Name of Reporting Person Yachao Liu
2	Check the Appropriate Box if a Member of a Group	(a)	☐
		(b)	☒
3			SEC Use Only
4			Citizenship or Place of Organization The People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power

8,812,500(3) common shares, (represented by 8,812,500 Class B common shares, which may be converted into 8,812,500 Class A common shares within 60 days of the filing date). Perfect Wisdom International Limited may also be deemed to have sole voting power with respect to the above shares.

	6	Shared Voting Power 0
7

Sole Dispositive Power

8,812,500 (3) common shares, (represented by 8,812,500 Class B common shares, which may be converted into 8,812,500 Class A common shares within 60 days of the filing date). Perfect Wisdom International Limited may also be deemed to have sole dispositive power with respect to the above shares.

	8	Shared Dispositive Power 0
9			Aggregate Amount Beneficially Owned by Each Reporting Person 8,812,500 (3) common shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
_____________________
(3)
Consisting of  8,812,500 Class B common shares  held by Perfect Wisdom International Limited, a British Virgin Islands company. Each Class B common share is convertible at the option of the holder into one Class A common share. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common share is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

(4)	Assumes conversion of all such reporting person’s Class B common shares into Class A common shares.

CUSIP No. G8663P 108	13G	Page 5 of 8 Pages

11	Percent Of Class Represented By Amount In Row 9 26.9%(3)(4)
12	Type of Reporting Person IN

CUSIP No. G8663P 108	13G	Page 6 of 10 Pages

Item 1(a).	Name of Issuer:

TAL Education Group

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18/F, Hesheng Building
32 Zhongguancun Avenue, Haidian District
Beijing 100080
The People's Republic of China

Item 2(a).	Name of Person Filing:

Perfect Wisdom International Limited

Yachao Liu

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Perfect Wisdom International Limited
c/o Yachao Liu
18/F, Hesheng Building
32 Zhongguancun Avenue, Haidian District
Beijing 100080
The People's Republic of China

Yachao Liu
18/F, Hesheng Building
32 Zhongguancun Avenue, Haidian District
Beijing 100080
The People's Republic of China

Item 2(c).	Citizenship:

Perfect Wisdom International Limited – British Virgin Islands
Yachao Liu – The People's Republic of China

Item 2(d).	Title of Class of Securities:
Class A common shares
Item 2(e).	CUSIP Number:

G8663P 108

CUSIP No. G8663P 108	13G	Page 7 of 10 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the Common shares of the issuer by each of the reporting persons is provided as of December 31, 2010:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Perfect Wisdom International Limited	8,812,500	26.9%	8,812,500	0	8,812,500	0
Yachao Liu	8,812,500	26.9%	8,812,500	0	8,812,500	0

Perfect Wisdom International Limited, a British Virgin Islands company, is the record owner of 8,812,500 Class B common shares, which may be converted into 8,812,500 Class A common shares within 60 days of the filing date. Yachao Liu is the sole owner and director of Perfect Wisdom International Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Yachao Liu may also be deemed to beneficially own all of the shares held by Perfect Wisdom International Limited.

Yachao Liu, a citizen of the People's Republic of China, is the beneficial owner of 8,812,500 Class B common shares, which may be converted into 8,812,500 Class A common shares within 60 days of the filing date.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Perfect Wisdom International Limited may also be deemed to have sole voting power with respect to all of the shares beneficially owned by Yachao Liu.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

CUSIP No. G8663P 108	13G	Page 8 of 10 Pages

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2011

Perfect Wisdom International Limited	By:	/s/ Yachao Liu
	Name:	Yachao Liu
	Title:	Director

Yachao Liu	/s/ Yachao Liu
Yachao Liu

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement